UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Midwest Energy Emissions Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

59833H101
(CUSIP Number)

Alterna Core Capital Assets Fund II, L.P.

Richard Bertkau

c/o Alterna Capital Partners LLC

15 River Road, Suite 320

Wilton, Connecticut 06897

Telephone: (203) 210-7333

with a copy to:

Vanessa J. Schoenthaler, Esq.

Qashu & Schoenthaler LLP

295 Madison Avenue, 12th Floor

New York, New York 10017

Telephone: (646) 274-1450

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59833H101
1.	Name of Reporting Person Alterna Core Capital Assets Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person PN, HC

2

CUSIP No.	59833H101
1.	Name of Reporting Person AC Midwest Entity Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person CO, HC

3

CUSIP No.	59833H101
1.	Name of Reporting Person AC Midwest Energy LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person OO

4

CUSIP No.	59833H101
1.	Name of Reporting Person Alterna Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

5

CUSIP No.	59833H101
1.	Name of Reporting Person Alterna General Partner II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

6

CUSIP No.	59833H101
1.	Name of Reporting Person Harry V. Toll
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

7

CUSIP No.	59833H101
1.	Name of Reporting Person James C. Furnivall
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

8

CUSIP No.	59833H101
1.	Name of Reporting Person Eric M. Press
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

9

CUSIP No.	59833H101
1.	Name of Reporting Person Roger P. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

10

CUSIP No.	59833H101
1.	Name of Reporting Person Earle Goldin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,660,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,660,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,660,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36.18%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

11

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 West Wilson Bridge Road, Suite 140 Worthington, Ohio 43085.

Item 2. Identity and Background.

(a), (f) This statement on Schedule 13D is being filed by:

(i)	Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”);

(ii)	Alterna General Partner II LLC, a Delaware limited liability company (the “Fund II General Partner”);

(iii)	Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (the “Fund II”);

(iv)	AC Midwest Entity Corp., a Delaware corporation (“AC Midwest Corp.”);

(v)	AC Midwest Energy LLC, a Delaware limited liability company (“AC Midwest”);

(vi)	Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin, each a citizen of the United States of America (together with Alterna, Fund II General Partner, Fund II, AC Midwest Corp. and AC Midwest the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August 25, 2014, a copy of which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Alterna Capital Partners LLC, 15 River Road, Suite 320, Wilton, Connecticut 06897.

(c) AC Midwest is the wholly owned subsidiary of AC Midwest Corp., which in turn is the wholly-owned subsidiary of Fund II. AC Midwest Corp. was formed for the purpose of and is primarily engaged in the business of investing in AC Midwest. AC Midwest was formed for the purpose or and is primarily engaged in the business of holding the Subject Securities (as hereinafter defined). Fund II is primarily engaged in the business of investing in securities. Fund II General Partner is primarily engaged in the business of serving as the general partner of Fund II. Alterna is primarily engaged in the business of serving as investment advisor to various investment funds including Fund II.

The present principal occupations of Harry V. Toll, James C. Furnivall, Eric M. Press and Roger P. Miller are as serving as managing members of Alterna, through which Messrs. Toll, Furnivall, Press and Miller manage various private investment funds, including Fund II. The present principal occupation of Earle Goldin is serving as a member of Alterna, through which Mr. Goldin manages various private investment funds, including Fund II.

The name, citizenship, present principal occupation or employment and business address of each managing member, executive officer and control person of the Reporting Persons are set forth on Schedule A attached hereto.

(d), (e) During the preceding five years, none of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

On August 14, 2014, AC Midwest, the Issuer and the Issuer’s wholly-owned subsidiary, MES, Inc., a North Dakota corporation (“MES”), entered into a certain Financing Agreement (the “Financing Agreement”), pursuant to the terms of which AC Midwest purchased a 12% senior secured convertible note in the aggregate principal amount of $10 million, due July 31, 2018 (the “Note”), and a five year warrant (the “Warrant”) to purchase up to an additional 12,500,000 shares of Common Stock. AC Midwest acquired the Note and Warrant for an aggregate purchase price of $10 million.

The source of funding for such transaction was derived from capital contributed to Fund II and borrowings under a capital call facility with Silicon Valley Bank.

Item 4. Purpose of Transaction.

(a)-(j) The Note and Warrant were acquired for investment purposes.

Pursuant to, and in accordance with the terms of the Financing Agreement, the indebtedness evidenced by the Note is convertible at any time and from time to time into shares of the Issuer’s Common Stock at an initial conversion price of $1.00 per share, subject to automatic adjustment, to $0.75 per share, if the Issuer’s EBITDA for the twelve-month period ended December 31, 2015 is less than $2,500,000, and further subject to weighted average anti-dilution protection (except with respect to certain excluded issuances). Interest on the Note is payable in kind for the first year, at a rate of 2% in cash and 10% in kind for the second year and thereafter entirely in cash. Interest is calculated on the basis of a 360-day year and actual days elapsed, and it accrues or is payable, as applicable, monthly in arrears on or before the last day of each calendar month.

The Warrant is exercisable at any time and from time to time for up to 12,500,000 shares of Common Stock at an initial exercise price of $1.00 per share, subject to automatic adjustment, to $0.75 per share, if the Issuer’s EBITDA for the twelve-month period ended December 31, 2015 is less than $2,500,000, and further subject to weighted average anti-dilution protection (except with respect to certain excluded issuances). In addition the Warrant contains percentage based anti-dilution protection, requiring that the aggregate number of shares of Common Stock purchasable upon initial exercise of the Warrant not be less than an amount equal to 15% of the Issuer’s then outstanding shares of capital stock on a fully diluted basis. The Warrant may also be exercised on a cashless basis.

In connection with the Financing Agreement AC Midwest, the Issuer, MES and Richard Galterio, as agent to the holders of an aggregate of $1,795,000 in outstanding principal amount of certain of the Issuer’s 10% secured convertible notes (as modified by that certain Allonge, dated as of August 14, 2014, the “2013 Secured Notes”), which 2013 Secured Notes are convertible into shares of the Issuer’s Common Stock at a conversion price of $0.50 per share, subject to weighted average anti-dilution protection, entered into a certain Intercreditor Agreement, dated as of August 14, 2014, pursuant to the terms of which AC Midwest has the right, but not the obligation, upon an event of default under the terms of the Financing Agreement or the 2013 Secured Notes, to acquire the outstanding 2013 Secured Notes for an amount equal to the then unpaid indebtedness evidenced by such notes.

Also in connection with the Financing Agreement, AC Midwest and the Issuer entered into a certain Investor/Registration Rights Agreement, dated as of August 14, 2014, pursuant to the terms of which the AC Midwest has the right to demand registration of all of the shares of Common Stock issuable upon conversion of the Note, exercise of the Warrant and conversion of any of the 2013 Secured Notes acquired by AC Midwest.

The foregoing description of the Note, Warrant, Allonge to the 2013 Secured Notes, Intercreditor Agreement and Investor/Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Financing Agreement, the Form of Warrant, Form of Allonge, Intercreditor Agreement and Investor/Registration Rights Agreement, which are filed herewith as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

The Reporting Persons will continuously evaluate the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, liquidity requirements, prevailing market conditions, alternative investment opportunities and all other factors deemed relevant in determining whether to convert the Note or exercise the Warrant. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the Issuer’s management, board of directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

13

In addition, the Reporting Persons may, at any time and from time to time, acquire additional shares of Common Stock or other equity, debt, notes, instruments or securities of the Issuer or dispose of any or all of such securities, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Schedule 13D, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, as filed with the Securities and Exchange Commission on August 14, 2014, an aggregate of 39,976,278 shares of Common Stock were outstanding as of August 14, 2014.

Based on the foregoing, as of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 22,660,600 shares of Common Stock, which includes: (i) 10,000,000 shares of Common Stock issuable upon conversion of the Note (the “Conversion Shares”); (ii) 160,600 shares of Common Stock issuable upon conversion of payable in kind interest on the Note (the “PIK Interest Shares”) within sixty days of the date hereof; and (iii) 12,500,000 shares of Common Stock issuable upon exercise of the Warrant (the “Warrant Shares” and together with the Note, Conversion Shares, Warrant, PIK Interest Shares, any 2013 Secured Notes acquired by AC Midwest, and any shares of Common Stock issuable upon conversion of any 2013 Secured Notes so acquired, collectively, the “Subject Securities”), representing approximately 36.18% of the Issuer’s outstanding Common Stock.

AC Midwest directly holds (or will hold upon issuance or acquisition, as applicable, directly hold) and has the power to vote and dispose of the Subject Securities.

AC Midwest Corp., together with Fund II, owns all of the outstanding equity interests of AC Midwest, accordingly AC Midwest Corp. may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II owns all of the outstanding equity interests of AC Midwest Corp., and together with AC Midwest Corp., owns all of the outstanding equity interests of AC Midwest, accordingly Fund II may be deemed to beneficially own the Subject Securities held by AC Midwest.

Alterna, in its capacity as investment advisor to Fund II, has the ability to direct the investment decisions of the Fund II, including the power to vote and dispose of securities held by AC Midwest, accordingly Alterna may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II General Partner, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held by AC Midwest, accordingly Fund II General Partner may be deemed to beneficially own the Subject Securities held by AC Midwest.

Each of Messrs. Toll, Furnivall, Press and Miller, by virtue of their role as managing members of Alterna, and Mr. Goldin, by virtue of his role as a member of Alterna, may be deemed to have the shared power regarding the vote and disposition of securities held by AC Midwest, accordingly each may be deemed to beneficially own the Subject Securities held by AC Midwest.

(c) There have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons within the last sixty days.

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(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

Item 6. Contracts.

The disclosures set forth in Items 3, 4 and 5 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Files as Exhibits.

Exhibit	Description
99.1*	Joint Filing Agreement, dated as of August 25, 2014, by and among Alterna Capital Partners LLC, Alterna General Partner II LLC, Alterna Core Capital Assets Fund II, L.P., AC Midwest Energy LLC, Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin.

99.2	Financing Agreement, dated as of August 14, 2014, by and among Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.1 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.3	Form of Warrant (incorporated by reference to Exhibit 10.2 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.4	Form of Allonge, dated as of August 14, 2014, by and between Midwest Energy Emissions Corp. and Richard Galterio, as agent for the holders of certain of Midwest Energy Emissions Corp.’s 10% secured convertible promissory notes (incorporated by reference to Exhibit 10.7 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.5	Intercreditor Agreement, dated as of August 14, 2014, by and among Richard Galterio, as agent for certain prior note holders, Midwest Energy Emissions Corp., MES, Inc. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.4 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.6	Investor/Registration Rights Agreement, dated as of August 14, 2014, by and between Midwest Energy Emissions Corp. and AC Midwest Energy LLC (incorporated by reference to Exhibit 10.5 to Midwest Energy Emissions Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2014).

99.7*	Limited Power of Attorney for Section 13 and Section 16 Reporting.

*Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

Alterna Capital Partners LLC

By:	/s/ Earle Goldin
Earle Goldin
Member

Alterna General PArtner II LLC

By:	/s/ Earle Goldin
Earle Goldin
Managing Member

Alterna Core Capital Assets Fund II, L.p.

By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Earle Goldin
Earle Goldin
Managing Member

AC Midwest Entity Corp.

By:	/s/ Earle Goldin
Earle Goldin
President

AC Midwest Energy LLC

By:	/s/ Earle Goldin
Earle Goldin
Managing Member

HARRY V. TOLL

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

16

James C. Furnivall

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

ROGER P. MILLER

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Earle Goldin
Earle Goldin

17

Managing Members, Executive Officers and Control Persons of the Reporting Persons

The following sets forth the name, position and principal occupation of each managing member, executive officer or control person of each of the Reporting Persons. Each individual set forth below is a citizen of the United States of America. The business address of each such person is c/o Alterna Capital Partners LLC, 15 River Road, Suite 320, Wilton, Connecticut 06897. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the managing members, executive officers or control persons of the Reporting Persons own any shares of capital stock of the Issuer.

Alterna Capital Partners LLC

Name	Principal Occupation
Harry V. Toll	Managing Member
James C. Furnivall	Managing Member
Eric M. Press	Managing Member
Roger P. Miller	Managing Member
Earle Goldin	Member
Richard Bertkau	Chief Compliance Officer
Paul Schaffer	Chief Financial Officer

Alterna General Partner II LLC

Name	Principal Occupation
Harry V. Toll	Managing Member
James C. Furnivall	Managing Member
Eric M. Press	Managing Member
Roger P. Miller	Managing Member
Earle Goldin	Managing Member

Alterna Core Capital Assets Fund II, L.P.

Alterna General Partner II LLC is the general partner of Alterna Core Capital Assets Fund II, L.P.

AC Midwest Entity Corp.

Name	Principal Occupation
Earle Goldin	President
Samir Patel	Vice President
Paul Schaffer	Secretary and Treasurer

AC Midwest Energy LLC

Name	Principal Occupation
Earle Goldin	Managing Member
Samir Patel	Managing Member
Paul Schaffer	Managing Member

Sched. A-1